Via EDGAR

May 30, 2013

Mr. David R. Humphrey
Accounting Branch Chief
Securities and Exchange Commission
CF/AD 5
100 F Street, NE
Washington, D.C. 20549-3561

Re: Gannett Co., Inc. (the Company)
Form 10-K for the fiscal year ended December 30, 2012
File No. 001-06961

Dear Mr. Humphrey,

This letter is in response to your letter dated May 16, 2013. For your ease of reference, we have repeated the Staff's requests for clarification prior to our response.

Form 10-K for the fiscal year ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commitments, page 44

Request for clarification:

1.
Reference is made to Footnote 5 to the table of contractual obligations. We note that you are unable to reasonably estimate future contributions to certain retirement plans beyond 2013 due to uncertainties regarding significant assumptions of future conditions. To facilitate our understanding of your presentation, please further explain how the total of other long-term liabilities was derived and how it relates to the disclosures in Footnotes 8 and 9. In your response, please specifically identify whether and how each of the individual pension and other post-retirement benefit plans have been included in the $488 million total.

Response: The following table details the components of the $448 million total reported as Other long-term liabilities (in millions), as referenced in the associated footnotes:

Dec. 30, 2012
Retirement plans (included in Note 8)	$274
Postretirement plans (included in Note 9)	161
Other	13
Total	$448

All of Gannett's principal pension and other post-retirement benefit plans included in footnotes 8 and 9 are reflected in the contractual obligations table.

As the table below indicates, the manner in which future cash flows are considered in the contractual obligations table is dependent on whether the plan in which they are held is a funded plan. For funded plans, employer contributions are reflected to the extent reasonably estimable. For unfunded plans, the following table describes the method by which they are calculated and incorporated.

Name of Plan	Funded Plan	Reflected As

The Gannett Retirement Plan	Yes	Employer contributions for 2013 (a)

Gannett Supplemental Executive Retirement Plan	No	Cash flows are included on same basis as required in the Notes to the Annual Consolidated Financial Statements (b)

Newsquest Pension Scheme	Yes	Employer contributions for 2013 (a)

Newspaper Guild of Detroit Plan	Yes	Not applicable (c)

Gannett Retiree Welfare Plan	No	Cash flows are included on same basis as required in the Notes to the Annual Consolidated Financial Statements (b)

(a)
As noted in our 2012 annual report, we cannot reasonably estimate future cash contributions beyond 2013 for the Gannett Retirement Plan and the Newsquest Pension Scheme due to uncertainties regarding significant assumptions involved in estimating these contributions, such as interest rate levels as well as the amount and timing of invested asset returns.

(b)
Item “f” of Accounting Standards Codification 715-20-50-1 requires disclosure of “The benefits (as of the date of the latest statement of financial position presented) expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter.”

(c)	The Newspaper Guild of Detroit Plan is overfunded on an ERISA basis. Therefore, no employer contributions are currently due.

To enhance the contractual obligations table disclosure in future filings, we will expand the explanatory footnotes to provide a more detailed description of the manner in which each plans' funding obligations are reflected. Appendix A to this letter includes revised wording.
* * * * *

In connection with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses have further clarified the Staff's comments. Should you have further comments or questions concerning the above responses, please contact our Vice President/Controller, Teri Gendron, at 703-854-6807.

Sincerely,

/s/ Victoria D. Harker
Victoria D. Harker
Chief Financial Officer
Gannett Co., Inc.

Gannett Co., Inc. 7950 Jones Branch Drive McLean, VA 22107

Appendix A

Footnote 5 to the contractual obligations table will be updated as follows:

(5) Other long-term liabilities consist of both unfunded and under-funded postretirement benefit plans. Unfunded plans include the Gannett Supplemental Executive Retirement Plan and the Gannett Retiree Welfare Plan. Employer contributions, which equal the expected benefit payments, are reflected in the table above over the next ten year period. The Company's under-funded plans include the Gannett Retirement Plan and the Newsquest Pension Scheme. Expected employer contributions for these plans are included for the following fiscal year. Contributions beyond the next fiscal year are not included due to uncertainties regarding significant assumptions involved in estimating these contributions, such as interest rate levels as well as the amount and timing of invested asset returns.

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